BHL Systems plc



Share Interest - Persons Discharging Managerial Responsibility ("PDMRs")

The rules of the Company's Performance Share Plan ("PSP") and Share Option Plan (2001) ("Option Plan") provide for the Remuneration Committee of the Board to determine that PSP and Option Plan awards granted previously to non-UK employees in the form of Stock Appreciation Rights ("SARs") shall on exercise be settled in shares rather than cash (all other terms and conditions being unaffected). Following the exercise of such discretion, Tom Rabaut and Walt Havenstein, employees designated as PDMRs for the purposes of the Listing Rules, have with effect from 18 September 2006 the following interests in shares:

06017190



Tom Rabaut			
PSP			
Date of Award	Number of Shares	Date Exercisable From	
24/06/2005	116,491	24/06/2008	
Option Plan			
Date of Grant	Number of Options	Option Price	Period Exercisable
24/06/2005	314,526	£2.83	24/06/2008 – 24/06/2015
Walt Havenstein			
PSP			
Date of Award	Number of Shares	Date Exercisable From	
30/09/2003	96,811	30/09/2006	
30/03/2004	79,363	30/03/2007	
24/03/2005	60,633	24/03/2008	
22/12/2005	9,949	22/12/2008	
Option Plan			
Date of Grant	Number of Options	Option Price	Period Exercisable
30/09/2003	145,217	£1.72	30/09/2006 – 30/09/2013
30/03/2004	119,044	£2.01	30/03/2007 – 30/03/2014
24/03/2005	90,949	£2.64	24/03/2008 – 24/03/2015
22/12/2005	14,923	£3.56	22/12/2008 – 22/12/2015

18 September 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR THEIR CONNECTED PERSONS

Notification made in accordance with Rule 3.1.4R(1)(a) of the Disclosure Rules.

The Company has been notified that Nigel Whitehead, a Person Discharging Managerial Responsibilities, exercised an option over 7,812 ordinary shares of 2.5 pence each in BAE Systems plc under the BAE Systems Executive Share Option Scheme on 18 September 2006 and subsequently sold 5,426 of these shares. The consideration for the exercise of shares under option was 265 pence per share, the sale price was 381.861 pence per share, and the transaction took place on 18 September 2006 on the London Stock Exchange. The retained shares have been registered in the name of Lloyds TSB Registrars Corporate Nominee Limited.

19 September 2006


SEC MAIL PROCESSING
SECTION